FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of August 25, 2011

TENARIS, S.A.
(Translation of Registrant's name into English)

TENARIS, S.A.
29 avenue de la Porte-Neuve
3rd Floor
L-2227 Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓  Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes      No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    .

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris' press release announcing that has initiated arbitration proceedings against Venezuela in connection with Matesi’s nationalization.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 25, 2011

Tenaris, S.A.

By: /s/ Cecilia Bilesio
Cecilia Bilesio
Corporate Secretary

Giovanni Sardagna
Tenaris
 1-888-300-5432
www.tenaris.com

Tenaris initiates arbitration proceedings against Venezuela in connection with Matesi’s nationalization

Luxembourg, August 24, 2011 - Tenaris S.A. (NYSE, Buenos Aires and Mexico: TS and MTA Italy: TEN) and its wholly-owned subsidiary Talta – Trading e Marketing Sociedad Unipessoal Lda (Talta), announced today that, given the absence of progress in the discussions on compensation since Venezuela's 2009 expropriation of their majority-owned subsidiary Matesi Materiales Siderurgicos S.A., they have initiated arbitration proceedings against Venezuela before the International Centre for Settlement of Investment Disputes (ICSID) in Washington D.C., pursuant to the bilateral investment treaties entered into by Venezuela with the Belgium-Luxembourg Economic Union and Portugal. In these proceedings, Tenaris and Talta seek adequate and effective compensation for the expropriation of their investment in Matesi.

Tenaris and Talta, however, continue to be prepared and willing to engage in discussions with the Venezuelan government to reach a solution that recognizes their rights under Venezuelan and international law.

Tenaris is a leading global supplier of steel tubes and related services for the world’s energy industry and certain other industrial applications.